Filing under Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing by: Media General, Inc.

Subject Company: Media General, Inc.

Commission File No. of Media General, Inc.: 001-06383

March 21, 2014

Dear Fellow Employees:

Today Media General is delivering on our promise to be a leader in the continuing consolidation of our industry. We have announced a merger with LIN Media, a company for whom we have great respect. An emailed press release is being sent to you at the same time as this letter.

This merger is an outstanding strategic opportunity for both Media General and LIN. Today, Media General has 31 stations reaching 14 percent of US TV households. After the merger, our combined company will own or operate 74 network-affiliated television stations across 46 markets. We will reach 26.5 million, or 23 percent, of all US TV households. The new company will have a strong balance sheet and significant free cash flow. This is a terrific transaction.

This merger is also a wonderful cultural fit. Our two companies share the same commitment to operating top rated stations, to providing award winning journalism, including investigative reporting, and to producing innovative local lifestyle programming that meets the unique needs of our communities.

The new company will retain the Media General name and will remain headquartered in Richmond. Media General shareholders will own 64 percent of the combined company, and LIN shareholders will own 36 percent. Stewart Bryan will continue as Chairman of the Board of the combined company and, when we close, LIN’s Vince Sadusky will become the CEO.

We, of course, have been mindful of the regulatory environment as we’ve worked toward this day. We’re committed to moving this transaction forward promptly, and we will be working very closely with the Washington regulators. The merger is expected to close in early 2015.

We’re also mindful that, when two large public companies merge, corporate-office employees of both organizations naturally have questions about the impact. It would be premature today to speculate about possible outcomes. But we promise you this: we know this is important to you, you can take great heart in our continuing Richmond presence, and we are committed to keeping you informed.

In the meantime, we have an industry-leading company to run. It will be business as usual, with all stations – and that’s where we build our value -- continuing to focus on beating their goals and budgets for 2014, and with our corporate and shared services groups continuing to provide Media General and our stations with excellent support. You can help best by continuing to do the best possible job each day.

2014 has started beautifully for Media General, thanks to solid revenue performance and to your careful attention to costs, for which I’m deeply grateful. I know you will continue to deliver for our shareholders, and for each other. I look forward to working with you to be sure we make the absolute most of all that 2014 offers.

Sincerely,

Filing under Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing by: Media General, Inc.

Subject Company: Media General, Inc.

Commission File No. of Media General, Inc.: 001-06383

Forward Looking Statements

Certain statements in this letter constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Media General or LIN Media to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans,” “increase,” “forecast” and “guidance” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are based upon then-current assumptions and expectations and are generally forward-looking in nature and not historical facts. Any statements that refer to outlook, expectations or other characterizations of future events, circumstances or results are also forward-looking statements. There can be no assurance that the proposed merger will occur as currently contemplated, or at all, or that the expected benefits from the transaction will be realized on the timetable currently contemplated, or at all. Additional risks and uncertainties relating to the proposed merger include, but are not limited to, uncertainties as to the satisfaction of closing conditions to the merger, including timing, receipt of, and conditions to obtaining regulatory approvals, timing and receipt of approval by the shareholders of Media General and LIN Media, the respective parties’ performance of their obligations under the merger agreement, and other factors affecting the execution of the transaction. Other risks that could cause future results to differ from those expressed by the forward-looking statements included in this press release include, but are not limited to, Media General’s and LIN Media’s ability to promptly and effectively integrate the businesses of the two companies, any change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations’ operating areas, competition from others in the broadcast television markets served by Media General and LIN Media, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.

A further list and description of important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements are specified in Media General and LIN Media’s respective Annual Reports on Form 10-K for the year ended December 31, 2013, included under headings such as “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Other unknown or unpredictable factors could also have material adverse effects on Media General’s or LIN Media’s performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Media General and LIN Media undertake no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law.

Filing under Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing by: Media General, Inc.

Subject Company: Media General, Inc.

Commission File No. of Media General, Inc.: 001-06383

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any shareholder of Media General, Inc. (“Media General”) or LIN Media LLC (“LIN Media”). In connection with the Agreement and Plan of Merger by and among Media General, Mercury New Holdco, Inc., (“Media General Holdings”), LIN Media and the other parties thereto (the “Merger”), Media General, Media General Holdings and LIN Media intend to file relevant materials with the SEC, including a Registration Statement on Form S-4 filed by Media General Holdings that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDIA GENERAL, LIN MEDIA, MEDIA GENERAL HOLDINGS AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Media General, Media General Holdings and LIN Media with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. The documents filed by Media General and Media General Holdings may also be obtained for free from Media General’s Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General’s Investor Relations contact, Lou Anne J. Nabhan, Vice President, Corporate Communications, at (804) 887-5120.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

Media General and LIN Media and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Media General or LIN Media in connection with the Merger. Information about Media General’s directors and executive officers is available in Media General’s definitive proxy statement, dated March 14, 2014, for its 2014 annual meeting of shareholders. Information about LIN Media’s directors and executive officers is available in LIN TV Corp.’s definitive proxy statement, dated April 12, 2013, for its 2013 annual meeting of shareholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Media General Holdings will file with the SEC when it becomes available.